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FORM 4            U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
                     Filed pursuant to Section 16(a) of the
                         Securities Exchange Act of 1934

[   ]  Check box if no longer subject to Section 16.  Form 4 or
       Form 5 obligations may continue.

1.  Name and Address of Reporting Person

     Kledzik       Gary           S,
     (Last)       (First)         (Middle)

     7408 Hollister Avenue
     (Street)

     Santa Barbara         CA            93117
     (City)                (State)        (Zip)

2.  Issuer Name and Ticker or Trading Symbol
     PDT, INC.   (PDTI)

3.  IRS or Social Security Number of Reporting Person (Voluntary)

4.  Statement for Month/Year         9/96

5.  If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ X ] Director                                      [   ] 10% Owner
     [ X ] Officer (give title below)           [   ] Other (specify)

     Chief Executive Officer

Table I--Non-Derivative Securities Acquired, Disposed of,
               or Beneficially Owned

 1.   Title of Security:  COMMON STOCK
 2.   Transaction Date (Month/Day/Year):  9/11/96
 3.   Transaction Code:     P
 4.   Securities Acquired (A) or Disposed of (D):
      Amount:     2,500      (A) or (D):     A      Price:     $35.75
 5.   Amount of Securities Beneficially Owned at End of Month:     828,500
 6.   Ownership Form- Direct (D) or Indirect (I):     D
 7.   Nature of Indirect Beneficial Ownership:


/S/ GARY S. KLEDZIK                         OCTOBER 1, 1996
** Signature of Reporting Person            Date

** Intentional misstatements or omissions of facts constitute
Federal Criminal Violations